

S 07002637)MMISSION .9

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE
(No. and Street)

EAST MEADOW (City) NY (State) 11554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMOS, GEORGE
(Name – *if individual, state last, first, middle name*)

42-27 BELL BOULEVARD (Address), BAYSIDE (City) NY (State) 11361 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NEIL G. CAROUSSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, L.L.C, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


PAMELA A DERISO
Notary Public - State of New York
NO. 01DE6151265
Qualified in Queens County
My Commission Expires 8/14/2010

Signature

MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
WITH
INDEPENDENT AUDITORS' REPORT

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

GEORGE DEMOS, C.P.A.

42-27 BELL BOULEVARD, BAYSIDE, NEW YORK 11361
TEL.: (718) 428-0438 • FAX: (718) 229-7042

INDEPENDENT AUDITOR'S REPORT

To the Members of
RNR Securities, L.L.C.

I have audited the accompanying statement of financial condition of RNR Securities,L.L.C. (the Company) as of December 31, 2006, and the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, L.L.C. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



George Demos,C.P.A.

Bayside,New York
February 17, 2007

RNR SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	44,157
Investments		124,828
Commissions receivable		273,585
Prepaid expenses and other assets		303
Total assets	$	442,873

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	303,125
Accounts payable and accrued expenses		8,302
Total liabilities		311,427
Members' equity:		
Members' equity		102,721
Accumulated other comprehensive income		28,725
Total members' equity		131,446
Total liabilities and members' equity	$	442,873

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions	$	2,219,586
Total revenue		2,219,586
EXPENSES		
Members' guaranteed payments		952,510
Salaries and related expenses		32,478
Commissions		1,135,417
Occupancy		17,400
Regulatory fees and subscriptions		23,625
Insurance		11,451
Office expense		20,108
Postage		9,318
Promotion		20,511
Seminars		3,771
Travel		139
Professional fees		2,800
Telephone		1,657
Other expenses		502
Total expenses		2,231,687
LOSS FROM OPERATIONS		(12,101)
OTHER REVENUE		
Investment income		7,786
NET LOSS		(4,315)
OTHER COMPREHENSIVE INCOME(LOSS)		
Unrealized gain on investments arising during the period		9,924
TOTAL COMPREHENSIVE INCOME(LOSS)	$	5,609

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Members' Equity	Accumulated Other Comprehensive Income(Loss)	Total
Members' equity at beginning of year	$ 107,036	$ 18,801	$ 125,837
Comprehensive income(loss):			
Net loss	(4,315)		(4,315)
Other comprehensive income(loss):			
Unrealized gain on investments arising during the period		9,924	9,924
Total comprehensive income(loss)			5,609
Members' equity at end of year	$ 102,721	$ 28,725	$ 131,446

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(4,315)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Increase in commissions receivable		(81,411)
Increase in prepaid expenses and other assets		(223)
Increase in commissions payable		44,039
Decrease in accounts payable and accrued expenses		(12,465)
NET CASH USED BY OPERATING ACTIVITIES		(54,375)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(25,468)
NET CASH USED BY INVESTING ACTIVITIES		(25,468)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(79,843)
CASH AND CASH EQUIVALENTS - BEGINNING		124,000
CASH AND CASH EQUIVALENTS - ENDING	$	44,157

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance and annuities.

Basis of Accounting:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes:

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for Federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

Furniture and Equipment:

Furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Cash Equivalents:

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The company leases office space from one of its members. Future minimum lease payments under the lease are as follows:

2007	$ 17,400
2008	17,400
	$ 34,800

NOTE 3 - SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2006.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2006 the Company had net capital of $112,407, which was $107,407 in excess of its required net capital.

NOTE 5 - INVESTMENTS:

The Company invests in mutual funds. At December 31, 2006, these investments were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. At December 31, 2006 these investments had a fair value of $124,828, a cost of $96,103, and an unrealized gain of $28,725.

RNR SECURITIES, L.L.C.

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Total Capital		$	131,446
Deductions and/or changes:			
Nonallowable assets:			
Prepaid expenses			303
Net capital before haircuts on securities positions (tentative net capital)			131,143
Haircuts on securities			
90 day certificate of deposit	12		
Mutual funds	18,724		18,736
Net capital		$	112,407
Aggregate indebtedness:			
Items included in statement of financial condition:			
Accounts payable and accrued expenses		$	8,302
Total aggregate indebtedness		$	8,302
Computation of basic net capital requirement			
Minimum net capital required		$	5,000
Excess net capital		$	107,407
Excess net capital at 1,000 percent		$	111,576
Ratio: Aggregate indebtedness to net capital			.074 TO 1

There is no material difference from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2006) of net capital as reported in the unaudited FOCUS report and the audited financial statements.

The Company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds and/ or variable life insurance or annuities .

GEORGE DEMOS, C.P.A.

42-27 BELL BOULEVARD, BAYSIDE, NEW YORK 11361
TEL.: (718) 428-0438 • FAX: (718) 229-7042

To the Members of
RNR Securities, L.L.C.

In planning and performing my audit of the financial statements and supplemental schedules of RNR Securities, L.L.C. (the Company), for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission(SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be inadequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



George Demos, CPA
Bayside, New York
February 17, 2007

END